833 EAST MICHIGAN STREET, SUITE 1800 MILWAUKEE, WISCONSIN 53202-5615 TEL • 414.273.3500 FAX • 414.273.5198 www • GKLAW.COM

VIA EDGAR

April 18, 2017

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington D.C. 20549

RE:

Heartland Group, Inc. (Registration Nos. 33-11371, 811-4982)

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments received from you on April 11, 2017 and subsequent communications regarding the registration statement on Form N-1A (“Registration Statement”) filed by Heartland Group, Inc. (“Heartland”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 27, 2017.  The Registration Statement was filed for the purpose of registering Institutional Class Shares of the Heartland International Value Fund (the “Fund”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Heartland’s response, including any supplemental information requested.  Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.

PROSPECTUS

Fund Summary

Comment 1.  The SAI provides that the Fund may engage in short sales.   If applicable, please confirm that the cost of short sales is reflected in the Fees and Expenses table.

Response:  The Fund does not currently engage in short sales and does not intend to do so in the future.  Accordingly the cost of short sales is not reflected in the Fees and Expenses table at this time.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C. GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 18, 2017

Comment 2.  The footnote to fee table provides:  “Because Institutional Class Shares are new, Other Expenses are estimated based on other expenses for Investor Class Shares of the Fund for the fiscal year ended December 31, 2016.”   Please delete the wording after “estimated” and supplementally, please provide the staff with reasonable basis for how the expenses were estimated.

Response:  The estimate for “Other Expenses” was based on the same expenses as the Investor Class but for a one basis point difference in direct transfer agency costs expected to be incurred by the Institutional Class Shares.  Direct transfer agency costs are a class specific expense and are expected to be lower for Institutional Class shares due to the larger investment minimum and smaller number of direct accounts.

Comment 3.  Please confirm that the Advisor’s fee waiver/expense reimbursement is contractual.

Response:  Confirmed.

Comment 4.  Please revise the definition of “foreign security” to describe how the Fund will invest so that it is tied economically to a number of countries throughout the world.

Response:  Heartland has revised the disclosure under “Principal Investment Strategies and Investment Risks” to read as follows:

 “At least 40% of the Fund’s net assets, calculated at the time of purchase, will be invested in foreign securities.  Foreign securities are issued by a company or other issuer that derives more than 50% of its assets or revenues from outside the U.S., or whose primary operations or headquarters are located outside the U.S.  If the company or other issuer is believed by the Heartland Advisors to be headquartered in a jurisdiction primarily for tax purposes, Heartland Advisors may consider additional factors, such as the location of the primary exchange trading its securities and where it derives the majority of its revenues or profits.”

Comment 5.  Specify the equity securities in which the Fund may invest and the attendant risks in the statutory prospectus description of the Fund’s principal investment strategies and risks.

Response:  The risk/return summary and the “Principal Strategies” section of the statutory prospectus currently disclose that the Fund primarily invests in equity securities including common stock, preferred stock, depositary receipts and options.  Heartland has revised the Equity Market Risk in the statutory prospectus to address preferred stock, depositary receipts and options in addition to common stock.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 18, 2017

Comment 6.  The Fund may invest in companies with market capitalizations of up to $5 billion at time of purchase.  Does the Fund have policy if the market capitalization exceeds $5 billion after purchase?

Response:  The prospectus provides, “Under normal circumstances, the Fund primarily invests in a concentrated number of non-U.S. and U.S. equity securities, including common stock, preferred stock, depositary receipts (“DRs”), and options, of companies with market capitalizations up to $5 billion at the time of purchase.”  Accordingly, because the Fund “primarily” invests in companies in this market capitalization range, it does not have a policy to sell or take other action should the market capitalization exceed $5 billion after purchase.  In addition, we believe the phrase “at the time of purchase” makes it clear that the market capitalization limit only applies at that time.

Comment 7.  Add a summary of Advisor’s sell strategy to the risk/return summary.

Response:  Please note that the following disclosure appears under “Principal Investment Strategies and Investment Risks”:  “We define “value” according to our proprietary 10 Principles of Value Investing™.  For all Heartland Funds, we use the time-tested process to routinely evaluate the stocks we consider for purchase or sale against these distinct criteria….”   The risk/return summary, in turn, references the Advisor’s 10 Principles of Value Investing as the framework by which the Advisor identifies securities.  We believe this presentation is consistent with the requirements of Item 4 and Item 9 as only Item 9 requires a description of the Advisor’s sell strategy.

Comment 8.  With respect to “Sector Risk,” please confirm there is no specific sector that the Fund expects to concentrate in.

Response:  Confirmed.

Comment 9.  With respect to “Foreign Investment Risk,” will the Fund principally invest in a specific foreign country?

Response:  The Fund does not expect to principally invest in a specific foreign country.

Comment 10.  The text accompanying the Item 4 disclosure of performance information differs slightly from what Item 4 Instruction 3.b requires for new class in prospectus.  Explain in the text that returns for the Institutional Class would have been substantially similar to Investor Class returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.

Response:  The requested revision has been made.

Comment 11: Delete the following sentence, which is not applicable:  In some instances, the after-tax return on distributions and sale of Fund shares may be higher than other return figures when Fund shares are sold at a loss that provides an assumed tax benefit to the shareholder.

Response:  The sentence has been deleted.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 18, 2017

Comment 12.  Please indicate in the summary section and in the statutory prospectus whether the portfolio managers are jointly and primarily responsible for decisions or if one of them lead portfolio manager.

Response:  Both named portfolio managers are jointly and primarily responsible for decisions.  In the event of a conflict, the lead portfolio manager has ultimate discretion.  We believe the existing disclosure in the summary section is responsive to the requirements of Item 4.  We have revised the disclosure under “Management of the Fund” to clarify the role of the lead portfolio manager in the event of a conflict.

Principal Investment Strategies and Investment Risks

Comment 13.  This section provides that the Fund may invest up to 20% of its assets in debt securities.  An investment of up to 20% of the Fund’s assets would be considered a principal strategy and should be disclosed in the summary section.

Response:  The Advisor does not consider investing in debt securities a principal investment strategy of the Fund and would not invest, under normal conditions, up to 20% of the Fund’s assets in debt securities.  The disclosure has been moved to the section entitled “Other Investment Strategies and Investment Risks.”

Comment 14.  Confirm that all of the Fund’s principal strategies and risks are summarized in Item 4 disclosure and the corresponding disclosure appears in Item 9.

Response:  Confirmed.

Comment 15.  The prospectus provides that temporary investments in liquid reserves may be made in various conditions, including when the Advisor is unable to identify “attractive investment opportunities.”  The Staff does not consider this to be sufficient basis to take a temporary defensive position.  Please conform the disclosure under “Temporary Positions” to conform to Item 9.b.1, Instruction 6.

Response:  The disclosure has been revised to separate temporary defensive positions from other temporary positions.

Historical Performance

Comment 16.  Add “of Investor Class Shares” to the heading and revise the disclosure to indicate that Institutional Class Shares performance would be higher (not higher or lower) if we know this to be true.

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

April 18, 2017

Response:  The revision to the heading has been made.  After careful consideration, we have determined not to state that performance of Institutional Class Shares would be higher than Investor Class Shares because this could be seen as a guarantee of future performance.

How to Redeem

Comment 17.  Please confirm that the reference to a redemption order being “accepted by the Fund or its authorized agent” is consistent with the requirements of Rule 22c-1, which refers to receipt.

Response.  The language at the beginning of “Redeeming Shares Generally” provides, in accordance with Rule 22c-1:  “Your shares will be redeemed at the NAV per share next determined after your instructions are received by the Funds or their authorized agent.”  The language about acceptance is in reference to when an order for redemption may no longer be cancelled.

STATEMENT OF ADDITIONAL INFORMATION

Comment 18.  With regard to the Fund’s fundamental investment restriction relating to concentration, please disclose in a footnote or explanatory sentence that the Fund will consider the securities held by underlying funds in which the Fund invests with respect to its concentration policy.

Response:  We are not aware of any requirement to “look through” to the securities held by underlying funds in which the Fund invests or a requirement to provide related disclosure with respect to a Fund’s concentration policy.  However, Heartland confirms supplementally that the Fund would look through to the securities held by any affiliated underlying funds in which the Fund may invest.  In addition, please note that the Fund does not invest in underlying funds that are concentrated and the Fund expects its investments in underlying funds to constitute a small portion of the Fund’s portfolio.

*****

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

      Ellen R. Drought

cc:  Vinita K. Paul, Heartland Group, Inc.